Kunzman & Bollinger, Inc.
ATTORNEYS-AT-LAW
5100 N. BROOKLINE, SUITE 600
OKLAHOMA CITY, OKLAHOMA 73112

Telephone (405) 942-3501
Fax (405) 942-3527

June 10, 2011

ELECTRONIC FILING

Mr. H. Roger Schwall
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Atlas America Series 28-2010 L.P. Registration Statement on Form 10 Filed April 29, 2011 File No. 0-54378

Dear Mr. Schwall:

This letter is submitted on behalf of Atlas America Series 28-2010 L.P. (the “Partnership”) in response to your letter dated May 26, 2011 with respect to the above referenced Registration Statement on Form 10 for the Partnership. As requested in your letter, please be advised that the Partnership is still gathering the information you requested and will provide the requested response to your letter on or before June 17, 2011.

Thank you for your consideration.

Please direct any questions or comments regarding this matter to the undersigned or Mr. Wallace W. Kunzman at the captioned number.

Very truly yours,

KUNZMAN & BOLLINGER, INC.

/s/ Gerald A. Bollinger
Gerald A. Bollinger

cc: Mr. Freddie Kotek